Exhibit 99.3

CORPORATE GOVERNANCE STATEMENT 2018

Paringa Resources Limited (“Company” or “Paringa”) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board of Paringa has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company. These documents are available in the Corporate Governance section of the Company’s website, www.paringaresources.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

The Company’s 2018 Corporate Governance Statement, which explains how Paringa complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ (“ASX Principles and Recommendations”) in relation to the year ended 30 June 2018, is available in the Corporate Governance section of the Company’s website, www.paringaresources.com, and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.

In addition to the ASX Principles and Recommendations, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

•	relatively simple operations of the Company, which is focussed on developing a single coal property;
•	cost verses benefit of additional corporate governance requirements or processes;
•	Board’s experience in the relevant sector;
•	organisational reporting structure and limited number of reporting functions, divisions and employees;
•	relatively simple financial affairs with limited complexity and quantum;
•	relatively moderate market capitalisation; and
•	direct shareholder feedback.

Principle 1: Lay solid foundations for management and oversight

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
1.1 Role of Board and management
The Board has established a clear distinction between the functions and responsibilities reserved for the Board and those delegated to management, which are set out in the Company’s Board Charter.

A copy of the Board Charter is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes
1.2 Information regarding election and re-election of director candidates
Paringa carefully considers the character, experience, education and skillset of potential candidates for appointment to the Board and conducts appropriate background checks to verify the sustainability of the candidate, prior to their election.

Based on the Company’s level of knowledge of the potential candidate, these may include checks as to the person’s character, experience, education, criminal record, and bankruptcy history.

However, the Company did not comply with this recommendation during the 2018 year to the extent that it did not conduct criminal record checks for those Directors appointed during the year.
No

Level 9, BGC Centre, 28 The Esplanade, Perth WA 6000 | Phone: +61 8 9322 6322 | Fax: 61 8 9322 6558
Email: info@paringaresources.com  |  www.paringaresources.com  |  ABN: 44 155 933 010

The Company has appropriate procedures in place to ensure that material information relevant to a decision to elect or re-elect a director, is disclosed in the relevant notice of meeting provided to shareholders. Director profiles are also included in the Director’s Report of the Company’s Annual Report.
1.3 Written contracts of appointment
In addition to being set out in the Board Charter, the roles and responsibilities of Directors are also formalised in the letter of appointment which each Director receives and commits to on their appointment.

The letters of appointment specify the term of appointment, time commitment envisaged, expectations in relations to committee work or any other special duties attaching to the position, reporting lines, remuneration arrangements, disclosure obligations in relation to personal interests, confidentiality obligations, insurance and indemnity entitlements and details of the Company’s key governance policies.

Each Key Management Personnel (“KMP”) enters into a service contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangement and termination rights and entitlements. Contract details of KMP are summarised in the Remuneration Report of the Company’s Annual Report.
Yes
1.4 Company Secretary
The Company Secretary reports directly to the Board through the Chairman on Board matters and all Directors have access to the Company Secretary.

In accordance with the Company’s Constitution, the appointment or removal of the Company Secretary is a matter for the Board as a whole. Details of the Company Secretary’s experience and qualifications are set out in the Directors’ Report of the Company’s Annual Report.
Yes
1.5 Diversity
The Company has not adopted a Diversity Policy, nor has it established measurable objectives for achieving gender diversity for the 2018 year.

The Company recognises that a diverse and talented workforce is a competitive advantage and encourages a culture that embraces diversity. However, the Board considers that the Company is not currently of a size to warrant the time and cost of adopting a Diversity Policy and setting measurable objectives for achieving gender diversity. The Board will review its position and may adopt a Diversity Policy and develop measurable objectives when the Company’s operations increase.

At the date of this Statement, the Company has no female directors or senior executives. At the date of this Statement, the Company had 20 male employees and 3 female employees (including full-time equivalent employees).
No
1.6 Board reviews
The Board has not conducted a formal performance evaluation. The Company is pre-production and the Board believes that a formal performance evaluation is not required at this point in time and that that no efficiencies or other benefits would be gained from a formal performance evaluation.

The Chairman is responsible for evaluating the Board and informal discussions are undertaken during the course of the year. As the Company grows and develops, it will continue to consider the efficiencies and merits of a more formal performance evaluation of the Board, its committees and individual Directors.
No
1.7 Management reviews
Each year the Board evaluates the performance of its KMP against Key Performance Indicators (“KPI’s”) as set by the Board.

Details of the process followed are set out in the Remuneration Report of the Company’s Annual Report. For the 2018 year, the Board undertook a performance evaluation of its KMP in accordance with that process.
Yes

Principle 2: Structure the Board to add value

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS						RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
2.1 Nominations committee
The Board has decided not to form a separate Nominating Committee. The Board believes that no efficiencies or other benefits would be gained by establishing a separate Nominating Committee.

The Board has adopted a Nominating Committee Charter, however the Board as a whole performs the function of the Nominating Committee. The Nominating Committee Charter sets out the processes the Board employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

The Board regularly reviews whether it has the appropriate balance of skills, knowledge, and experience suitable for a Company in the mineral resources sector.

The Nominating Charter is reviewed annually and is available in the Corporate Governance section of the Company’s website www.paringaresources.com.
Yes
2.2 Board skills matrix	The Board seeks a mix of skills suitable for a company in the mineral resources sector. A summary of the key board skills matrix is set out below.						Yes
	Director / Skills	Capital Markets	Resources Industry	Mining/ Geology	Finance/ Accounting	Listed Company
	Ian Middlemas	✓	✓		✓	✓
	David Gay	✓	✓	✓	✓	✓
	Todd Hannigan	✓	✓	✓	✓	✓
	Jon Hjelte	✓	✓		✓	✓
	Rick McCormick	✓	✓	✓		✓
	Tom Todd	✓	✓		✓	✓
Further details regarding the skills and experience of each Director are included in the Directors’ Report of the Company’s Annual Report.
2.3 Disclose independence and length of service	The Board has assessed the independence status of its Directors and has determined the following as at 30 June 2018:				Yes
	Name	Position	Independent?	Length of Service
	Ian Middlemas	Non-Executive Chairman	Yes	4.7 years
	David Gay	Executive Director & President	No	3.1 years
	Jon Hjelte	Non-Executive Director	Yes	2.5 years
	Todd Hannigan	Non-Executive Director	No	4.1 years
	Rick McCormick	Non-Executive Director	Yes	1.9 years
	Tom Todd	Non-Executive Director	No	3.1 years
Further details regarding the Directors are set out in the Directors’ Report of the Company’s Annual Report.
2.4 Majority of directors independent
A majority of Directors of the Company are not independent. As disclosed against Recommendation 2.3, at 30 June 2018, only Messrs Middlemas, Hjelte, and McCormick are considered independent.

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the expense of the appointment of independent non-executive Directors.

The Board believes that the individuals on the Board can make, and do make, quality and independent judgments in the best interests of the Company on all relevant issues.

Directors having a conflict of interest in relation to a particular item of business must absent themselves from the Board meeting before commencement of discussion on the topic.
No

2.5 Chair independent
The Chairman, Mr Ian Middlemas, is an independent non-executive Director. The role of the Managing Director and CEO is performed by another Director. Further details regarding the Directors are set out in the Directors’ Report of the Company’s Annual Report.
Yes
2.6 Induction and professional development
The Board does not have a formal program for inducting new Directors and providing appropriate professional development opportunities.

The Board has been structured such that its composition and size will enable it to effectively discharge its responsibilities and duties. Each Director has been appointed because they already possess the relevant industry experience and specific expertise relevant to the Company’s business and level of operations and given the activities of the Company and their own experience do not require the Company, given its size, to provide professional development opportunities.

However, each new Director receives and commits to a letter of appointment which includes details of the Company’s key policies and processes and continuing professional development is expected of all Directors.

Directors are also entitled to seek independent professional advice at the expense of the Company (subject to approval) as may be reasonably required to assist them to carry out their duties as a Director.
No

Principle 3: Act ethically and responsibly

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
3.1 Code of conduct
The Board has established a Code of Conduct for its Directors, executives and employees, a copy of which is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes

Principle 4: Safeguard integrity in corporate reporting

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
4.1 Audit committee
Subsequent to the end of the 2018 financial year, the Board established a separate Audit Committee. Prior to this, the Board as a whole the Board as a whole performed the function of the Audit Committee.

The Audit Committee operates under an Audit Committee Charter approved by the Board which is available in the Corporate Governance section of the Company’s website at www.paringaresources.com.

The Audit Committee, on behalf of the Board, exercises the Board’s authority with respect to determining when to seek the appointment or removal of the external auditor, and subject to any statutory requirements, will also seek rotation of the audit partner on an as required basis.

Further details on the integrity measures implemented for the corporate reporting function are provided in the Audit Committee Charter which is available in the Corporate Governance section of the Company’s website at www.paringaresources.com.
Yes
4.2 CEO and CFO certification of financial statements
In respect to full year and half year financial reports, the Board has obtained a written declaration from the CEO (or equivalent) and CFO (or equivalent) that, in their opinion, the financial records of the Company have been properly maintained and the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion is formed on the basis of a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting and material business risks.
No

However, the Board does not receive declarations from the CEO (or equivalent) and CFO (or equivalent) in respect to the quarterly cash flow reports prepared and lodged in compliance with Appendix 5B of the Listing Rules, as these quarterly cash flow reports are considered by the Board:
	•	not to be a financial report or interim financial report as defined under Australian accounting standards; and/or
	•	not to be capable, as a standalone report, of giving a true and fair view of the financial position and performance of the Company, only its cash flows for the relevant reporting period.
4.3 External auditor at AGM
The Company has engaged a reputable and suitably qualified external auditor to perform the external audit function.

At least one senior representatives of the auditor will attend the Annual General Meeting (“AGM”) and be available to answer shareholder questions regarding the audit.
Yes

Principle 5: Make timely and balanced disclosure

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
5.1 Disclosure and Communications Policy
The Company has adopted a Continuous Disclosure Policy which sets out the processes and practices that ensure its compliance with the continuous disclosure requirements under applicable Listing Rules and applicable corporation law (including the Corporations Act).

A copy of the Continuous Disclosure Policy is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes

Principle 6: Respect the rights of security holders

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
6.1 Information on website
The Company keeps investors informed of its corporate governance, financial performance and prospects via its website.

Investors can access copies of all announcements to the ASX, notices of meetings, annual reports and financial statements, investor presentations via the ‘Investors’ tab and can access general information regarding the Company and the structure of its business under the ‘Projects’ tab on the Company’s website, www.paringaresources.com.

Investors can access information about the Company’s corporate governance practices via the ‘Corporate Governance’ tab on the Company’s website, www.paringaresources.com, where all relevant corporate governance information can be accessed.
Yes
6.2 Investor relations programs
The Company conducts regular investor briefings, roadshows, site visits and attends regional and industry specific conferences in order to facilitate effective two-way communication with investors and other financial market participants. Access to Directors and KMP is provided at these events, with separate one-on-one or group meetings offered whenever possible.

The presentation material provided at these events is posted on the Company’s website (www.paringaresources.com), which also provides the opportunity for interested parties to join the mailing list to receive regular updates from the Company.
Yes

6.3 Facilitate participation at meetings of security holders
The Board encourages participation of Shareholders at its meetings of shareholders and Shareholders are provided with all notices of meeting prior to meetings, which are set at times and places to promote maximum attendance by Shareholders.

Shareholders are always given the opportunity to ask questions of Directors and management, either during or after meetings. In addition, the Company's auditor is also made available for questions at the Company’s Annual General Meeting of Shareholders (“AGM”).
Yes
6.4 Facilitate electronic communications
The Company welcomes electronic communication from its Shareholders via its publicised email address (info@paringaresources.com) and the Company’s website (www.paringaresources.com) provides the opportunity for interested parties to join the mailing list to receive regular electronic updates from the Company.

The Company’s share registry also engages with Shareholders electronically and makes available a range of relevant forms on its website. Shareholders can register with the share registry to access their personal information and shareholdings via the internet.
Yes

Principle 7: Recognise and manage risk

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
7.1 Risk committee
The Board has decided not to form a separate Risk Committee. Due to the size and development phase of the Company, the Board believes that no efficiencies or other benefits would be gained by establishing a separate Risk Committee.

The Board as a whole is ultimately responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks.

For further details of the responsibilities of the Board, the Chief Executive Officer, the Chief Risk Officer, and other management in the evaluation and continual improvement of the Company’s risk management and internal control processes, refer to the Company’s Risk Management Policy, which is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes
7.2 Annual risk review
On at least an annual basis, the Board reviews its material business risks and how its material business risks are being managed.

For the 2018 year, management provided to the Board the Company’s Risk Register summarising the significance of each risk as well as actions taken by management to mitigate the risks. Management also provided to the Board a report on the effectiveness of the Company’s management of its material business risks throughout the 2018 year.
Yes
7.3 Internal audit
The Board has not established an internal audit function at this time. The Board as a whole oversees the effectiveness of risk management and internal control processes.

Refer to the Company’s Risk Management Policy for responsibilities of the Board, the Chief Executive Officer, the Chief Risk Officer, and other management in the evaluation and continual improvement of the Company’s risk management and internal control processes.

A copy of the Risk Management Policy is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes

7.4 Sustainability risks
As discussed above, the Company identifies and manages material exposures to economic, environmental and social sustainability risks in a manner consistent with its Risk Management Policy, which is available on in the Corporate Governance section of the Company’s website, www.paringaresources.com.

The material risks faced by the Company that could have an effect on the Company’s future prospects, include: (a) mine development risks; (b) fluctuations in commodity prices; (c) title risks; (d) Government regulations risks; and (e) global financial conditions.

Further details of these risks and how the Company manages or intends to manage these risks are set out in the Directors’ Report of the Company’s Annual Report.
Yes

Principle 8: Remunerate fairly and responsibly

RECOMMENDATION	PARINGA’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
8.1 Remuneration committee
The Board has decided not to form a separate Remuneration Committee. The Board believes that no efficiencies or other benefits would be gained by establishing a separate Remuneration Committee.

The Board has adopted a Remuneration Committee Charter, however the Board as a whole performs the function of the Remuneration Committee. The Remuneration Committee Charter sets out the processes the Board employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The Remuneration Committee Charter is reviewed annually and is available in the Corporate Governance section of the Company’s website www.paringaresources.com.
Yes
8.2 Disclosure of Executive and Non-Executive Director remuneration policy
The Company seeks to attract and retain high performance Directors and Executive with appropriate skills, qualifications and experience to add value to the Company and fulfil the roles and responsibilities required. It reviews requirements of additional capabilities at least annually.

Executive remuneration is to reflect performance and, accordingly, remuneration is structured with a fixed component and performance-based remuneration component. Non-Executive Directors are paid fixed fees for their services in accordance with the Company’s Constitution. Fees paid are composite fee (covering all Board and Committee responsibilities) and any contributions by the Company to a fund for the purposes of superannuation benefits for a Director. No other retirement benefits schemes are in place in respect to Non-Executive Directors.

Further details regarding the remuneration of the Executive and Non-Executive Directors are set in the Remuneration Report within the Annual Report.
Yes
8.3 Policy on hedging equity incentive schemes
The Company’s Directors and Executives must not enter into any hedge arrangement in relation to any performance rights they may be granted or otherwise entitled to under an incentive scheme or plan, prior to exercising those rights or, once exercised, while the securities are subject to a transfer restriction.

Further details regarding the Company’s hedging policy are set out in the Company’s Securities Trading Policy which is available in the Corporate Governance section of the Company’s website, www.paringaresources.com.
Yes

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Rules 4.7.3 and 4.10.31

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Introduced 01/07/14 Amended 02/11/15
Name of entity
Paringa Resources Limited

ABN / ARBN	Financial year ended:
44 155 933 010	30 June 2018

Our corporate governance statement2 for the above period above can be found at:3

☐	These pages of our annual report:

☒	This URL on our website:	http://www.paringaresources.com/corporate/corporate-governance

The Corporate Governance Statement is accurate and up to date as at 30 June 2018 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date:	28 September 2018

Name of Director or Secretary authorising lodgement:	Gregory Swan

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

+ See chapter 19 for defined terms 2 November 2015	Page 1

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.
… the fact that we follow this recommendation:
☒     in our Corporate Governance Statement OR
☐     at [insert location]
… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):
☒     at http://www.paringaresources.com/corporate/corporate-governance
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2
A listed entity should:
(a)       undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and
(b)       provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.
		… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

+ See chapter 19 for defined terms 2 November 2015	Page 2

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
1.5
A listed entity should:
(a)       have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;
(b)       disclose that policy or a summary of it; and
(c)       disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:
(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or
(2)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
… and a copy of our diversity policy or a summary of it:
☐     at [insert location]
… and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:
☐     in our Corporate Governance Statement OR
☐     at [insert location]
… and the information referred to in paragraphs (c)(1) or (2):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6
A listed entity should:
(a)       have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and
(b)       disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
… and the information referred to in paragraph (b):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.7
A listed entity should:
(a)       have and disclose a process for periodically evaluating the performance of its senior executives; and
(b)       disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):
☒     in our Corporate Governance Statement OR
☐     at [insert location]
… and the information referred to in paragraph (b):
☒     in our Corporate Governance Statement OR
☐     at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms 2 November 2015	Page 3

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE
2.1
The board of a listed entity should:
(a)      have a nomination committee which:
(1)   has at least three members, a majority of whom are independent directors; and
(2)   is chaired by an independent director,
and disclose:
(3)   the charter of the committee;
(4)   the members of the committee; and
(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)       if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]
… the fact that we have a nomination committee that complies with paragraphs (1) and (2):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
… and a copy of the charter of the committee:
☐     at [insert location]
… and the information referred to in paragraphs (4) and (5):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:
☒     in our Corporate Governance Statement OR
☐     at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms 2 November 2015	Page 4

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
2.3
A listed entity should disclose:
(a)      the names of the directors considered by the board to be independent directors;
(b)      if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and
(c)      the length of service of each director.

… the names of the directors considered by the board to be independent directors:
☒       in our Corporate Governance Statement OR
☐       at [insert location]
… and, where applicable, the information referred to in paragraph (b):
☒       in our Corporate Governance Statement OR
☐       at [insert location]
… and the length of service of each director:
☒       in our Corporate Governance Statement OR
☐       at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6
A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.
		… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at http://www.paringaresources.com/corporate/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 5

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1
The board of a listed entity should:
(a)      have an audit committee which:
(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
(2)   is chaired by an independent director, who is not the chair of the board, and disclose:
(3)   the charter of the committee;
(4)   the relevant qualifications and experience of the members of the committee; and
(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)      if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]
… the fact that we have an audit committee that complies with paragraphs (1) and (2):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
… and a copy of the charter of the committee:
☐     at [insert location]
… and the information referred to in paragraphs (4) and (5):
☐     in our Corporate Governance Statement OR
☐     at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:
☒     in our Corporate Governance Statement OR
☐     at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
4.2
The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 6

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
☐     an explanation why that is so in our Corporate Governance Statement OR
☐     we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at http://www.paringaresources.com/corporate/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☒ at http://www.paringaresources.com and http://www.paringaresources.com/corporate/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	… our policies and processes for facilitating and encouraging participation at meetings of security holders: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
☐     an explanation why that is so in our Corporate Governance Statement OR
☐     we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 7

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1
The board of a listed entity should:
(a)      have a committee or committees to oversee risk, each of which:
(1)   has at least three members, a majority of whom are independent directors; and
(2)   is chaired by an independent director, and disclose:
(3)   the charter of the committee;
(4)   the members of the committee; and
(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)      if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]
… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):
☐   in our Corporate Governance Statement OR
☐   at [insert location]
… and a copy of the charter of the committee:
☐   at [insert location]
… and the information referred to in paragraphs (4) and (5):
☐   in our Corporate Governance Statement OR
☐   at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
7.2
The board or a committee of the board should:
(a)      review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and
(b)      disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
… and that such a review has taken place in the reporting period covered by this Appendix 4G:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 8

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
7.3
A listed entity should disclose:
(a)      if it has an internal audit function, how the function is structured and what role it performs; or
(b)      if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]
… how our internal audit function is structured and what role it performs:
☐   in our Corporate Governance Statement OR
☐   at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.
… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 9

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1
The board of a listed entity should:
(a)      have a remuneration committee which:
(1)   has at least three members, a majority of whom are independent directors; and
(2)   is chaired by an independent director, and disclose:
(3)   the charter of the committee;
(4)   the members of the committee; and
(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)      if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]
… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):
☐   in our Corporate Governance Statement OR
☐   at [insert location]
… and a copy of the charter of the committee:
☐   at [insert location]
… and the information referred to in paragraphs (4) and (5):
☐   in our Corporate Governance Statement OR
☐   at [insert location]
[If the entity complies with paragraph (b):]
… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:
☒   in our Corporate Governance Statement OR
☐   at [insert location]
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.
… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:
☐   in our Corporate Governance Statement OR
☒   in our 2018 Annual Report at pages 14 to 20 available at  http://www.paringaresources.com
☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3
A listed entity which has an equity-based remuneration scheme should:
(a)      have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and
(b)      disclose that policy or a summary of it.
… our policy on this issue or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at http://www.paringaresources.com/corporate/corporate-governance
☐     an explanation why that is so in our Corporate Governance Statement OR
☐     we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR
☐     we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms 2 November 2015	Page 10

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-
Alternative to Recommendation 1.1 for externally managed listed entities:
The responsible entity of an externally managed listed entity should disclose:
(a)      the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;
(b)      the role and responsibility of the board of the responsible entity for overseeing those arrangements.
		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	… the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms 2 November 2015	Page 11